Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.

1830-1030 West Georgia Street

Vancouver, BC V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on April 24, 2023.

3.	News Release:

On April 24, 2023, GoldMining Inc. (the "Company") issued a news release through the facilities of CNW Newswire.

4.	Summary of Material Change:

U.S. GoldMining Inc. ("USGO"), a subsidiary of the Company closed its initial public offering the ("IPO") of 2,000,000 units of USGO (the "Units") at a price of US$10.00 per Unit for gross proceeds of US$20.0 million.

5.	Full Description of Material Change:

On April 24, 2023, the Company announced the closing of the IPO of USGO, consisting of the issuance of 2,000,000 Units at a price of US$10.00 per Unit for gross proceeds of US$20.0 million. Each Unit is comprised of one share of common stock (each a "USGO Share") and a warrant to purchase a USGO Share (each a "USGO Warrant"). Each USGO Warrant entitles the holder thereof to acquire a USGO Share at a price of US$13.00 per share for a period of three years after the issuance date.

The USGO Shares and USGO Warrants began trading on the Nasdaq Capital Markets on April 20, 2023 under the tickers "USGO" and "USGOW", respectively.

On completion of the IPO, the Company holds 9,622,491 USGO Shares, or approximately 79.3% of USGO's outstanding common shares, and 122,490 USGO Warrants.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

9.	Date of Report:

April 24, 2023